December 14, 2015

VIA EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: David Korvin, Staff Attorney

Re:	GlyEco, Inc. (the "Company")
Registration Statement on Form S-1 (the "Registration Statement") Filed November 24, 2015 File No. 333-207608

Dear Mr. Ingram:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 PM Eastern Time on December 15, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission notify David Danovitch, at (212) 603-6391, upon acceleration of effectiveness of this Registration Statement.

Sincerely, GLYECO, INC.

By:	/s/ David Ide
Name:	David Ide
Title:	Chief Executive Officer and President

cc:	Matt Hamilton, General Counsel and Corporate Secretary, GlyEco, Inc. (via e-mail)
David Danovitch, Robinson Brog Leinwand Greene Genovese & Gluck, P.C. (via e-mail)